Exhibit 99.2

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the six months periods ended June 30, 2023 and June 30, 2022	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2023 and December 31, 2022	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2022 and June 30, 2022	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2023 and June 30, 2022	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		6 months ended	6 months ended
		June 30,	June 30,
	Note	2023	2022
		£ 000	£ 000
Research and development expenses	5	(27,500)	(19,396)
Administrative expenses	5	(24,266)	(23,466)
Related party administrative expenses	5	(42)	—
Other operating income	4	15,845	3,407
Operating loss		(35,963)	(39,455)
Finance income	6	32,333	42,497
Finance costs	6	(8,140)	(20,063)
Net finance income		24,193	22,434
Loss before tax		(11,770)	(17,021)
Income tax expense		—	—
Net loss for the period		(11,770)	(17,021)
Foreign exchange translation differences		(6,922)	9,482
Total comprehensive loss for the period		(18,692)	(7,539)

		£	£
Basic and diluted loss per share	7	(0.06)	(0.10)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Items of other comprehensive income may be reclassified to profit or loss.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
	Note	2023	2022
		£ 000	£ 000
Non-current assets
Property, plant and equipment		3,336	2,690
Right of use assets		2,784	3,121
Intangible assets		1,529	2,048
		7,649	7,859
Current assets
Trade and other receivables	8	19,727	18,864
Financial assets at amortized cost		—	59,886
Restricted cash		1,700	1,700
Cash and cash equivalents		89,693	62,927
		111,120	143,377
Total assets		118,769	151,236
Equity
Share capital	9	17	16
Other reserves	9	91,168	94,857
Share premium	9	257,838	257,197
Accumulated deficit		(352,648)	(344,752)
Total equity		(3,625)	7,318
Non-current liabilities
Lease liabilities		2,259	2,645
Provisions		317	365
Derivative financial liabilities	13	100,834	115,247
Trade and other payables	10	3,933	4,153
		107,343	122,410
Current liabilities
Lease liabilities		676	516
Warrant liabilities	11	2,727	4,961
Trade and other payables	10	11,648	16,031
		15,051	21,508
Total liabilities		122,394	143,918
Total equity and liabilities		118,769	151,236

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		6 months ended	6 months ended
		June 30,	June 30,
	Note	2023	2022
		£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(11,770)	(17,021)
Adjustments to cash flows from non-cash items
Depreciation and amortization	5	990	832
Depreciation on right of use assets	5	327	189
Finance (income)/costs	6	(24,193)	(22,434)
Share based payment transactions	12	7,056	7,294
		(27,590)	(31,140)
Working capital adjustments
Increase in trade and other receivables	8	(863)	(1,499)
Decrease in trade and other payables	10	(4,603)	(30,442)
Net cash (outflow) from operating activities		(33,056)	(63,081)
Cash flows from investing activities
Decrease in financial assets at amortized cost		59,886	—
Acquisitions of property plant and equipment		(1,304)	(167)
Acquisition of intangible assets		(73)	(393)
Interest income on deposits		2,337	—
Net cash inflow/(outflow) from investing activities		60,846	(560)
Cash flows from financing activities
Proceeds from issue of shares	13	180	—
Payments to lease creditors		(349)	(235)
Net cash (outflow) from financing activities		(169)	(235)
Net increase/(decrease) in cash at bank		27,621	(63,876)
Cash at bank, beginning of the period		62,927	212,660
Effect of foreign exchange rate changes		(855)	8,768
Cash at bank, end of the period		89,693	157,552

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

The Group has revised the previously reported financial information, when such amounts are presented for comparative purposes for the six months period ended June 30, 2023, to correct an error identified in relation to the classification of foreign exchange rate changes in the statement of cash flows presented in the condensed consolidated financial information for the six months period ended June 30, 2022 - See note 2 for further detail.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2022		16	248,354	63,314	(250,123)	61,561
Loss for the period		—	—	—	(17,021)	(17,021)
Translation differences		—	—	9,482	—	9,482
Total comprehensive loss		—	—	9,482	(17,021)	(7,539)
Share based payment transactions	9, 12	—	749	6,465	80	7,294
Reclassification of warrants	11	—	—	1,010	—	1,010
At June 30, 2022		16	249,103	80,271	(267,064)	62,326

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2023		16	257,197	94,857	(344,752)	7,318
Loss for the period		—	—	—	(11,770)	(11,770)
Translation differences		—	—	(6,922)	—	(6,922)
Total comprehensive loss		—	—	(6,922)	(11,770)	(18,692)
Share based payment transactions	9, 12	—	—	7,107	—	7,107
Exercise of Share Options	9, 12	1	641	—	—	642
Transfer of reserves		—	—	(3,874)	3,874	—
At June 30, 2023		17	257,838	91,168	(352,648)	(3,625)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands.

The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.

The ultimate controlling party is Stephen Fitzpatrick.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated. These financial statements were approved by the board of directors on July 27, 2023.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”). The Group’s main operations are in the United Kingdom.

2Significant accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the half-year reporting period ended 30 June 2022 has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2022.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s functional and presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

2Significant accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group. Details of the material subsidiaries are as follows:

Name of subsidiary	Principal activity	Registered office	Proportion of ownership interest and voting rights held 2023	2022
Vertical Aerospace Group Limited (“VAGL”)	Development and commercialisation of eVTOL technologies.	Unit 1, Camwal Court, Bristol, United Kingdom BS2 0UW	100%	100%

All intercompany balances and transactions have been eliminated in consolidation.

Significant accounting policies and key accounting estimates

The accounting policies adopted are consistent with those of the previous financial year, with the exception of newly adopted policies as discussed below.

Revision to comparative period for correction of immaterial error

In connection with the preparation of the Group's condensed consolidated financial information for the six months period ended June 30, 2023, an error was identified in relation to the classification of foreign exchange rate changes in the statement of cash flows presented in the condensed consolidated financial information for the six months period ended June 30, 2022.

An item of £4.6 million was incorrectly reported in the condensed consolidated statement of cash flows within adjustments to cash flows from non-cash items under Cash flows from operating activities instead of presenting it as effect of foreign exchange rate changes to reconcile the net increase or decrease in cash balances during the period. The correction of this matter will result in an increase in net cash flows used in operating activities of £4.6 million and an increase in effect of foreign exchange rate changes by £4.6 million.

The revision has no impact on the condensed consolidated statement of financial position, statement of income and comprehensive income and statement of changes in equity. The Group has evaluated these amounts and has concluded that they should be corrected by revising the previously reported financial information when such amounts are presented for comparative purposes for the six months period ended June 30, 2023.

Going concern

Management has prepared a cashflow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after approving this financial information.

The Group is currently in the research and development phase of its journey to commercialize eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception. As of June 30, 2023, the Group had £89.7 million of cash and cash equivalents held by the Company.

Within the next 12 months following the date of this report, management expects the funding requirements to be approximately £80 million, which will be used primarily to fund the creation and testing of prototype aircraft.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

2Significant accounting policies (continued)

The Group will need to raise additional capital to fund its future operations and remain as a going concern, before the Group uses all of its existing resources. There can be no assurance that the Group will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet Group’s funding requirements. As a result, the timely completion of financing is important for the Group’s ability to continue as a going concern.

The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realise the assets and discharge the liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realisation of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Changes in accounting policy

A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.IFRS 17 Insurance Contracts

2.Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

3.Definition of Accounting Estimates – Amendments to IAS 8

4.Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

3Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve valuation of the Company’s stock-based compensation or consideration, including the fair value of common stock and market-based restricted stock units, in addition to the fair valuation of derivative liabilities.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2022.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

4Other operating income

The analysis of the Group’s other operating income for the period is as follows:

	6 months ended	6 months ended
	June 30,	June 30,
	2023	2022
	£ 000	£ 000
Government grants	1,874	1,214
R&D tax relief	13,971	2,193
	15,845	3,407

Government grants

The group receives government grants relating to specific research and development activities relating to eVTOL technologies and is recognised in the period to which the expense it is intended to fund relates. The grant is made to fund research and development expenditure and is recognised in profit or loss in the period to which the expense it is intended to fund relates.

R&D tax relief

The R&D tax relief relates to the research and development tax reliefs provided by the UK Government in support of UK companies working on innovative projects in science and technology.

5Expenses by nature

Included within administrative expenses, research and development expenses and related party administrative expenses are the following expenses.

	6 months ended	6 months ended
	June 30,	June 30,
	2023	2022
	£ 000	£ 000
Research and development staff costs (excluding share-based payment expenses)	11,882	6,689
Research and development consultancy	7,449	7,936
Research and development components, parts and tooling	8,169	4,771
Total Research and Development expenses	27,500	19,396
Administrative staff costs (excluding share-based payment expenses)	5,547	5,736
Share based payment expenses	7,056	7,294
Consultancy costs	1,340	990
Legal and financial advisory costs	1,125	1,476
IT hardware and Software costs	3,085	1,665
Related party administrative expenses	42	—
Insurance and premises expenses	1,913	2,119
Other administrative expenses	2,883	3,157
Expense on short term leases	—	8
Depreciation expense	412	260
Amortisation expense	578	572
Depreciation on right of use property assets	327	189
Total administrative expenses	24,308	23,466
Total administrative and research and development expenses	51,808	42,862

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

5Expenses by nature (continued)

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions.

6Finance income

	6 months ended	6 months ended
	June 30,	June 30,
	2023	2022
	£ 000	£ 000
In-kind interest on convertible loan notes	(7,964)	(7,005)
Foreign exchange loss	—	(12,981)
Interest expense on leases	(109)	(67)
Other	(67)	(10)
Total finance costs	(8,140)	(20,063)

Interest income on deposits	1,704	—
Foreign exchange gain	12,089	—
Fair value movements on convertible loan notes (note 13)	16,510	38,124
Fair value movements on warrant liabilities (note 11)	2,030	4,373
Total finance income	32,333	42,497

Total net finance income	24,193	22,434

7Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the period attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding.

Because a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	6 months ended	6 months ended
	June 30,	June 30,
	2023	2022
	£ 000	£ 000
Net loss for the period	(11,770)	(17,021)
	£	£
Basic and diluted loss per share	(0.06)	(0.10)
	No. of shares	No. of shares
Weighted average issued shares	185,639,462	178,329,218

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

8Trade and other receivables

	June 30,	December 31,
	2023	2022
	£ 000	£ 000
Government receivables	10,247	10,905
Prepayments	7,669	7,169
Other receivables	1,811	790
	19,727	18,864

Included within Government receivables is £6,422 thousand for the R&D tax credit receivable (December 31, 2022: £7,212 thousand).

9Share capital and reserves

Allotted, called up and fully paid shares

	June 30,		December 31,
	2023		2022
	No.	£	No.	£
Ordinary of $0.0001 each	221,211,021	16,517	214,211,021	15,952
	221,211,021	16,517	214,211,021	15,952

Ordinary shares have full voting rights, full dividend rights. The Company is authorised to issue 500,000,000 ordinary shares.

Other reserves

During the period other reserves increased by £7,107 thousand as a result of share based payment transactions and decreased by £3,874 thousand following exercise of options and other awards to staff. Other reserves also decreased by £6,922 thousand reflecting cumulative translation differences.

Nature and purpose of other reserves

The share-based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries in consolidated financial statements. The warrant reserve is used to recognise the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’).

Share Premium

On May 3, 2023 a total of 7,000,000 shares were issued, including 6,989,140 shares issued on exercise of options and other awards to staff. Resulting proceeds due totalled of £641 thousand, of which £464 thousand remained unpaid as at June 30, 2023.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

10Trade and other payables

Amounts falling due within one year:

	June 30,	December 31,
	2023	2022
	£ 000	£ 000
Trade payables	4,645	4,454
Accrued expenses	5,325	10,500
Social security and other taxes	1,399	857
Outstanding defined contribution pension costs	279	220
	11,648	16,031

Amounts falling due after more than one year:

	June 30,	December 31,
	2023	2022
	£ 000	£ 000
Deferred fees and charges	3,933	4,153

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 15 Financial risk management and impairment of financial assets.

11Warrant Liability

The following warrants are in issue but not exercised:

	June 30,	December 31,
	2023	2022
	Number	Number
Public Warrants	15,264,935	15,264,935
Mudrick Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended June 30, 2023:

£ 000
December 31, 2022	4,961
Change in fair value	(2,030)
Exchange differences on translation	(204)
June 30, 2023	2,727

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share. Once the public warrants become exercisable, the Company may redeem the public warrants at a price of $0.01 per public warrant if the closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period. The public warrants expire on December 15, 2026 or earlier upon redemption or liquidation.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

12Share-based payments

The Group has established two employee option plans. The EMI Scheme was closed to employees during 2021, and the 2021 Incentive Plan was implemented in 2022. For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2022. The total expense recognised by the company during the year in respect of these plans is shown below:

	June 30, 2023	June 30, 2022
	£’000	£’000
EMI Scheme	487	6,475
2021 Incentive plan	6,513	—
Non-Executive Director awards	56	—
Suppliers and partners	—	819
Total Expense Recognised	7,056	7,294

The summary of options granted under the plans were as follows:

EMI Scheme

	June 30, 2023		December 31, 2022
		Average		Average
		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	21,011,084	0.19	19,670	308.06
Granted during the period	—	—	—	—
Grant arising due to scheme modification	—	—	23,213,933	0.23
Exercised during the period	(6,642,385)	0.09	(645,571)	0.17
Forfeited during the period	(7,875)	0.18	(1,576,948)	0.83
Outstanding, end of period	14,360,824	0.24	21,011,084	0.19

The number of options which were exercisable at June 30, 2023 was 12,463,199 (December 31, 2022: 11,317,247) with exercise prices ranging from £0.04 to £1.15.  The expected average remaining vesting period has been determined 2.09 years (December 31, 2022: 2.59 years).

2021 Incentive Plan

	June 30, 2023		December 31, 2022
		Average		Average
		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	4,355,669	6.63	—	—
Granted during the period	500,000	—	5,012,495	6.63
Grant arising due to scheme modification	—	—	—	—
Exercised during the period	(346,755)	—	—	—
Forfeited during the period	(132,693)	6.63	(656,826)	6.63
Outstanding, end of period	4,376,221	6.63	4,355,669	6.63

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

12Share-based payments (continued)

The number of options which were exercisable at June 30, 2023 was 1,993,248 (December 31, 2022: 1,073,560) with exercise prices ranging of £nil or £6.63. Options exercised during the period related solely to nil-cost options. The expected average remaining vesting period for nil cost options has been determined as 2.59 years and for CSOP options has been determined as 3.21 years.

The average exercise price presented above relates to CSOP options only. All options granted during the year were immediately vesting nil cost options.

In addition to the above, a total of 18,750 nil cost options were awarded to non-executive directors during the period.

The fair value of all options granted during the period has been determined with reference to the share price at grant date.

13Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at December 31, 2022	115,247
Fair value movements	(16,510)
In-kind interest paid	7,963
Exchange differences on translation	(5,866)
As at June 30, 2023	100,834

On December 16, 2021 Mudrick Capital Management purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £824 ($1,000).

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated it in entirety as fair value through profit or loss. The valuation methods and assumptions are shown in note 14.

The Company has elected to pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2023 the Company authorised the payment of interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £7,963 thousand ($9,826 thousand).

Several covenants exist including retention of $10 million cash. Accordingly, cash at bank includes £7,865 thousand retained for this purpose as at June 30, 2023.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

14Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	June 30, 2023			December 31, 2022
	£000			£000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Convertible Senior Secured Notes	—	—	100,834	—	—	115,247
Warrant liabilities	2,727	—	—	4,961	—	—
	2,727	—	100,834	4,961	—	115,247

The fair value of financial instruments is deemed to be equivalent to the carrying value.

Level 1: The fair value of financial instruments traded in active is based on quoted market prices at the end of the reporting period. As such, warrants issued but not exercised are valued with reference to the observable market price as at the period end date ($0.18 per warrant).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for the issued Convertible Senior Secured Notes.

The fair value of the convertible senior secured notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”. The following inputs have been used:

	June 30, 2023	December 31, 2022
Risk-free rate (%)	4.4	4.1
Dividend yield (%)	—	—
Volatility (%)	80.0	65.0
Credit spread (%)	27.50	26.38

No changes were made during the period ended June 30, 2023 to the valuation techniques applied as at December 31, 2022. For more information about the convertible senior secured notes, please refer to the Group’s annual financial statements for the year ended December 31, 2022.

15Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Cash at bank is £7,865 thousand deemed to be restricted as at June 30, 2023.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

15Financial risk management and impairment of financial assets (continued)

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £1,811 thousand (December 31, 2022: £790 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at June 30, 2023 and December 31, 2022 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group received funding in USD, and subsequently holds cash in both USD and GBP. The majority of the Group’s trading costs are in GBP. The Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in both USD and GBP to satisfy its trading costs in each of these currencies. The Company may be exposed to material foreign exchange risk in subsequent period as a result of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD cash deposits held (which were $24,963 thousand at June 30, 2023) and which are expected to decline as expenses are incurred until future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

15Financial risk management and impairment of financial assets (continued)

Maturity analysis

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
30 June 2023	£ 000	£ 000	£ 000	£ 000
Trade and other payables	11,648	3,933	—	15,581
Lease liabilities	676	1,604	655	2,935
Convertible senior secured notes	—	100,834	—	100,834
	12,324	106,371	655	119,350

31 December 2022
Trade and other payables	16,031	4,153	—	20,184
Lease liabilities	516	1,871	774	3,161
Convertible senior secured notes	—	115,247	—	115,247
	16,547	121,271	774	138,592

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern; and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

16Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board.

	June 30,	June 30,
	2023	2022
	£ 000	£ 000
Salaries and other short term employee benefits	460	629
Payments to defined contribution pension schemes	7	8
Share-based payments	56	79
	523	716

Aggregate gains made on the exercise of share options for the Directors during the period totalled £8,156 thousand (June 30, 2022: £nil)

Summary of transactions with other related parties

During the period ending June 30, 2023 Imagination Industries Ltd, a company wholly and solely controlled by Stephen Fitzpatrick, charged the Group management fees of £42 thousand (2022: £nil) in relation to the provision of flexible desk and office space in London, of which £42 thousand was outstanding as at June 30, 2023 (2022: £nil).

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2023 and June 30, 2022 (continued)

16Related party transactions (continued)

On April 21, 2023, the Board agreed to a succession plan, transitioning the chairperson of the Board during the course of 2023. Dómhnal Slattery has served as the Board’s chairperson since shortly following the Company’s listing on the New York Stock Exchange.

As previously disclosed, in January 2022, the Company and Stephen Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Fitzpatrick granted Mr. Slattery an option to purchase up to an aggregate of 1,175,000 ordinary shares of the Company for an exercise price of $0.0001 per share. To date, Mr. Slattery has not exercised the Call Option.

On April 21, 2023, Mr. Slattery, Mr. Fitzpatrick and the Company entered into an option termination agreement, pursuant to which the parties have agreed to terminate the Call Option in consideration for specified payments of up to an aggregate of $2.5 million to be paid by Mr. Fitzpatrick to Mr. Slattery, subject to certain conditions, including the Company raising additional funds during 2023, Mr. Slattery remaining in the role of chairperson through the Transition Date and the Company maintaining a minimum pre-order book. Following the termination of the Call Option, Mr. Fitzpatrick will continue to own the ordinary shares underlying the Call Option.

A total of 18,750 immediately vesting nil cost options were granted to Non-Executive Directors during the period. Accordingly, share based payment charge of £55 thousand has been recognised (June 30, 2022: £nil) based on the prevailing share price on the date of issuance. During the period, Non-Executive Directors exercised a total of 5,613,287 options.

On January 23, 2023, Michael Cervenka resigned from the Board of Directors.

17Events occurring after the reporting period

On August 2, 2023 Mr. Slattery resigned as chairperson and director, and Mr. Flewitt was appointed as chairperson, in each case effective as of August 3, 2023. In connection with this, the option termination agreement referred to in note 16 was amended with effect from August 2, 2023, as a result of which the remaining payment is conditional only on the Company’s maintenance of a minimum pre-order book.

Also as previously disclosed on July 3, 2023, the Company appointed Stuart Simpson as its new Chief Financial Officer, effective September 11, 2023. On August 2, 2023, Vincent Casey, who previously served as the Company’s CFO between November 2020 and February 2023 and who remained a director on the Board following his resignation as CFO, notified the Board of his resignation as a member of the Board, effective as of August 3, 2023.